Exhibit 99.1

Aurinia Pharmaceuticals to Present at the 2016 BIO Investor Forum in San Francisco on October 18, 2016

VICTORIA, British Columbia--(BUSINESS WIRE)--October 11, 2016--Aurinia Pharmaceuticals Inc., (NASDAQ:AUPH / TSX:AUP) today announced that its Chief Executive Officer, Charles Rowland, will present a corporate overview of the Company at the 2016 BIO Investor Forum, taking place October 18-19 at the Westin St. Francis in San Francisco. The presentation will also be available via webcast at the link listed below.

Aurinia Presentation Details

Date: Tuesday, October 18th

Time: 4:30pm PT

Location: Westin St. Francis Hotel

Webcast: http://www.veracast.com/webcasts/bio/investorforum2016/28130277027.cfm

About Aurinia

Aurinia is a clinical stage biopharmaceutical company focused on developing and commercializing therapies to treat targeted patient populations that are suffering from serious diseases with a high unmet medical need. The company is currently developing voclosporin, an investigational drug, for the treatment of lupus nephritis (LN), in an inflammation of the kidney caused by Systemic Lupus Erythematosus (SLE) and represents a serious progression of SLE. The company is headquartered in Victoria, BC and focuses its development efforts globally.

Visit www.auriniapharma.com for more information.

CONTACT:
Investor & Media Contact:
Celia Economides
Associate VP, Investor Relations
ceconomides@auriniapharma.com